Exhibit 99
	For Release:	May 8, 2013
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
ALLETE reports first quarter earnings
EPS rose 25% compared to first quarter of 2012
DULUTH, Minn. - ALLETE, Inc. (NYSE:ALE) today reported first quarter 2013 earnings of 83 cents per share on net income of $32.5 million and operating revenue of $263.8 million, compared to 66 cents on net income of $24.4 million and operating revenue of $240 million in 2012.
ALLETE's Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the company's investment in the American Transmission Company, recorded net income of $32.1 million versus $24.4 million in 2012.
Higher cost recovery rider revenue and federal production tax credits were tied to the company's strategic move toward adding more renewable wind energy. In late 2012, Minnesota Power completed two phases of the Bison Wind Energy Center and both were in service for the first quarter of 2013. Increases in depreciation and interest expense, both directly attributable to Minnesota Power's recent capital investments, were in line with the company's expectations.
This year's first quarter saw a return to more normal winter weather conditions, increasing sales to residential, commercial, and municipal customers. The company's industrial customers continued to produce at near full-capacity levels; total electric sales were up about three percent compared to last year. Earnings from ALLETE's investment in the American Transmission Company grew slightly due to a higher investment balance compared to a year ago.
ALLETE's Investments and Other segment, which includes BNI Coal, ALLETE Properties, ALLETE Clean Energy, and other miscellaneous corporate income and expense, recorded $400,000 of net income during the quarter, versus a break-even quarter a year ago.
An increase in the average number of common shares outstanding in 2013 from a year ago, with proceeds used to fund the company's capital investment program, resulted in dilution of five cents per share compared to the first quarter of 2012.
“Our first quarter financial results were consistent with our expectations,” said ALLETE Chairman, President and CEO Al Hodnik. “Electricity demand remains strong with our customers, and we continue to make progress in executing our multi-faceted, multi-year growth strategy.” Hodnik reaffirmed ALLETE's 2013 earnings guidance of between $2.58 and $2.78 per share.
The company's reiterated earnings guidance assumes continued strong industrial demand, higher cost recovery revenue and federal production tax credits, higher depreciation and interest expense and dilution from equity issuances of between ten cents and 15 cents per share.
The company will host a conference call and webcast at 10 a.m. Eastern time today to discuss details of its quarterly performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through May 10, 2013 by dialing (855) 859-2056, pass code 31733644.
ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns BNI Coal in Center, N.D., ALLETE Clean Energy, based in Duluth, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com.
The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE’s management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company’s operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company’s ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended
	March 31,
	2013	2012

Operating Revenue	$263.8	$240.0

Operating Expenses
Fuel and Purchased Power	86.5	77.1
Operating and Maintenance	104.7	99.9
Depreciation	28.2	24.6
Total Operating Expenses	219.4	201.6

Operating Income	44.4	38.4

Other Income (Expense)
Interest Expense	(12.3)	(11.0)
Equity Earnings in ATC	5.2	4.6
Other	2.7	0.7
Total Other Expense	(4.4)	(5.7)

Income Before Income Taxes	40.0	32.7
Income Tax Expense	7.5	8.3
Net Income	$32.5	$24.4

Average Shares of Common Stock
Basic	38.9	36.8
Diluted	39.0	36.9

Basic Earnings Per Share of Common Stock	$0.83	$0.66
Diluted Earnings Per Share of Common Stock	$0.83	$0.66

Dividends Per Share of Common Stock	$0.475	$0.46

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2013	2012		2013	2012
Assets			Liabilities and Shareholders’ Equity
Cash and Short-Term Investments	$77.3	$80.8	Current Liabilities	$202.6	$283.4
Other Current Assets	178.6	192.4	Long-Term Debt	975.1	933.6
Property, Plant and Equipment - Net	2,366.7	2,347.6	Deferred Income Taxes	430.9	423.8
Regulatory Assets	336.6	340.3	Regulatory Liabilities	59.2	60.1
Investment in ATC	109.0	107.3	Defined Benefit Pension & Other Postretirement Benefit Plans	216.3	228.2
Other Investments	138.6	143.5	Other Non-Current Liabilities	126.7	123.3
Other Non-Current Assets	44.5	41.5	Shareholders’ Equity	1,240.5	1,201.0
Total Assets	$3,251.3	$3,253.4	Total Liabilities and Shareholders’ Equity	$3,251.3	$3,253.4

	Quarter Ended
ALLETE, Inc.	March 31,
Income (Loss)	2013	2012
Millions
Regulated Operations	$32.1	$24.4
Investments and Other	0.4	—
Net Income Attributable to ALLETE	$32.5	$24.4
Diluted Earnings Per Share	$0.83	$0.66

Statistical Data
Corporate
Common Stock
High	$49.50	$42.49
Low	$41.39	$39.98
Close	$49.02	$41.49
Book Value	$31.07	$29.20

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	354	326
Commercial	377	364
Municipals	274	264
Industrial	1,845	1,868
Total Retail and Municipal	2,850	2,822
Other Power Suppliers	591	517
Total Regulated Utility	3,441	3,339
Non-regulated Energy Operations	31	30
Total Kilowatt-hours Sold	3,472	3,369

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$33.1	$29.5
Commercial	31.3	29.0
Municipals	16.5	15.5
Industrial	102.2	97.8
Total Retail and Municipals	183.1	171.8
Other Power Suppliers	22.3	18.7
Other	36.0	28.1
Total Regulated Utility Revenue	$241.4	$218.6

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.